SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                                  Serono S.A.
                    ---------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                               CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ---------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ----          ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       ------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         ----     ----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------


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                                                                          SERONO


Media Release


FOR IMMEDIATE RELEASE
---------------------


          SERONO COMPLETES ACQUISITION OF 100% OF GENSET SHARE CAPITAL

                        GENSET SHARES AND BONDS DELISTED


GENEVA, SWITZERLAND - June 16, 2003 - Serono S.A. announced today that it had completed the acquisition of all the previously outstanding shares and convertible bonds (known as OCEANEs) of Genset S.A.

Upon the expiration on Friday, June 13, of the tender offers commenced by Serono France Holding on May 15, Serono France Holding accepted all shares and OCEANEs tendered. 226,999 shares and 36 OCEANEs were tendered in the offer in France and 28,657 shares, including shares represented by 80,979 ADSs, were tendered in the offer in the United States. Serono France Holding has made arrangements to pay for all minority interests tendered.

As previously announced, under applicable French law, the second-step squeeze out of all remaining minority interests takes effect today. All remaining minority interests cease to have an equity interest in Genset. Holders of shares and OCEANEs are now only entitled to receive consideration in the amount of EUR 8.19 per share and EUR 107.05 per OCEANE, respectively. Holders of ADSs are now only entitled to receive consideration in the amount of the U.S. dollar equivalent of EUR 2.73 per ADS, less any amount payable by the holder to the depositary of the ADR program. ADS holders will also be entitled to receive from the depositary their pro rata portion of the net cash proceeds from the sale of rights in connection with Genset's capital increase in March 2003. As a result, Serono France Holding now owns 100% of the Genset share capital.

Genset shares and OCEANEs have been delisted from the Euronext market.


ABOUT  SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.


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In  2002,  Serono  achieved  worldwide  revenues  of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel:  +41-22-739 36 00          Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85          Fax:  +41-22-739 30 22
http://www.serono.com           Reuters: SEOZ.VX / SRA.N
---------------------           Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel.  +1 781 681 2340           Tel.  +1 781 681 2552
Fax:  +1 781 681 2935           Fax:  +1 781 681 2912
http://www.seronousa.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



June 16, 2003                      By:   /s/ Allan Shaw
                                         -----------------
                                         Name:  Allan Shaw
                                         Title: Chief Financial Officer


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